15046115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitz Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pacific Place, 1125 South 103rd Street, Suite 200
(No. and Street)

Omaha (City) NE (State) 68124-1071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth R. Stoll 402-391-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Stoll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitz Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nebraska - General Notary
MARY E BICKELS
My Commission Expires
February 26, 2018

Notary Public

Signature

Vice President and CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitz Securities, Inc.

Financial Statements

Year Ended December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of Weitz Securities, Inc.

We have audited the accompanying statement of financial condition of Weitz Securities, Inc. (the Company) as of December 31, 2014 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weitz Securities, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

Cincinnati, Ohio
February 24, 2015

Weitz Securities, Inc.

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	278,536
Prepaid expenses		29,948
Total assets	$	308,484
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliate (Note 3)	$	29,948
Common stock, $1.00 par value 10,000 shares authorized; 10,000 shares issued and outstanding		10,000
Additional paid-in capital		200,541
Retained earnings		67,995
		278,536
Total liabilities and stockholder's equity	$	308,484

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Income

Year Ended December 31, 2014

Revenues	
Investment income	$ 35
Distribution fees	269,150
Total revenues	269,185
Expenses (Note 3)	
Compensation and related benefits	2,433,100
Advertising and promotion	917,829
Distribution and service fees	409,015
Travel and entertainment	156,994
Occupancy	104,570
Registration	38,617
Insurance	33,223
Legal and audit	32,083
Other	16,826
	4,142,257
Expenses reimbursed by affiliate (Note 3)	(3,873,107)
Net expenses	269,150
Net income	$ 35

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 200,541	$ 67,960	$ 278,501
Net income	-	-	35	35
Balance, end of year	$ 10,000	$ 200,541	$ 67,995	$ 278,536

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities		
Net income	$	35
Decrease in prepaid expenses		34,338
(Decrease) in due to/from affiliates, net		(94,356)
Net increase (decrease) in cash and cash equivalents		(59,983)
Cash and cash equivalents, beginning of year		338,519
Cash and cash equivalents, end of year	$	278,536

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Notes to Financial Statements

December 31, 2014

1. Nature of the Business and Significant Accounting Policies

Nature of Business
Weitz Securities, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is subject to the examining authority of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority. The Company is the principal underwriter of the Weitz Funds, a family of mutual funds whose investment adviser is Weitz Investment Management, Inc. ("Weitz Inc.") an affiliate under common control with the Company. Since the Company's business is limited to the distribution of mutual funds, the Company claims exemption from SEC Rule 15c3-3, under subparagraph k(1). The Company's revenues were derived primarily from distribution fees from the Investor Class shares of the Weitz Funds, prior to the termination of the distribution plans on July 31, 2014.

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents
The Company classifies as cash equivalents those highly liquid investments that are both readily convertible into cash and present insignificant risk of changes in value because of changes in interest rates.

At December 31, 2014, cash equivalents included investments in a government money market mutual fund of $278,536 valued at reported net asset value for which Weitz Inc. acts as investment adviser and transfer agent.

Various inputs can be used in determining the value of the Company's financial instruments. These inputs are used in determining the value of the Company's cash equivalents and are summarized in the following fair value hierarchy:

Level 1 - quoted prices in active markets for identical securities,

Level 2 - other significant observable inputs (including quoted prices for similar securities),

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Accordingly the Company's cash equivalents are classified as Level 1. There were no transfers between levels during 2014 and no level 3 securities during the year.

Revenue Recognition
Distribution fees were paid by the Investor Class shares of certain of the Weitz Funds pursuant to a distribution agreement adopted in accordance with Rule 12b-1 of the Investment Company Act of 1940. The fees were determined based on the average daily net assets of the applicable Funds and are accrued monthly as earned. The 12b-1 distribution agreement was terminated on July 31, 2014, see Note 3.

Advertising, Promotion, Distribution and Service Fees
The Company expenses all advertising and promotion costs as incurred. In accordance with the distribution agreement in place through July 31, 2014, the Company also paid fees to broker-dealers or other intermediaries who provided distribution and related account services to their clients who held Investor Class shares of the Weitz Funds. These fees were generally based on the amount of each intermediary's client assets invested in the respective Weitz Fund and were accrued monthly.

Income Taxes
The sole shareholder of the Company has elected to have the Company taxed for Federal and Nebraska income tax purposes as an S corporation under Section 1361 of the Internal Revenue Code and a corresponding section of the state income tax code. Under these provisions, the stockholder's share of the Company's net income or loss for the year is reported on the stockholder's individual tax returns. Accordingly, no provision has been made in the accompanying financial statements for Federal or state income tax expense.

The Company has reviewed its tax positions taken on its income tax returns for each of the three open tax years and as of December 31, 2014 and has determined that no provision for income taxes is required in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $243,017, which was $238,017 in

excess of its required net capital. At December 31, 2014, the Company's aggregate indebtedness percentage to net capital was 12.32%.

3. Related Party Transactions

The Company had a Service and Distribution Agreement related to the Investor Class of shares of the Weitz Short-Intermediate Income and Partners III Opportunity Funds. The agreement provided for each fund to compensate the Company up to 0.25% of the average daily net assets of each fund's Investor Class of shares for services provided and expenses incurred in connection with the distribution and marketing of the Investor Class shares of each fund. On February 11, 2014, the Board of Trustees of the Weitz Funds approved plans for a new dual-class share structure for the Weitz Funds which arranged for the termination of the Company's Service and Distribution Agreement effective July 31, 2014. The Company continues to underwrite the shares of the Weitz Funds under a new distribution agreement that provides for no compensation.

Direct and allocated expenses, including compensation, benefits and rent, related to the Company's operations, totaling $3,873,107 were paid by Weitz Inc. on behalf of the Company pursuant to an expense reimbursement agreement. At December 31, 2014, $29,948 of such expenses were not yet reimbursed and are included in "Due to affiliate" on the Statement of Financial Condition. The Company is economically dependent on Weitz Inc. continuing this practice of paying expenses of the Company. Weitz Inc. has represented that it will continue to support the operations of the Company.

4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplemental Information

Weitz Securities, Inc.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2014

Total stockholder's equity from statement of financial condition	$ 278,536
Less non-allowable assets:	
Prepaid expenses	29,948
Less haircuts on securities, money market mutual fund	5,571
Net capital	$ 243,017
Total aggregate indebtedness	$ 29,948
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness, $29,948)	$ 5,000
Net capital in excess of minimum requirement	$ 238,017
Percentage of aggregate indebtness to net capital	12.32%

There were no material differences between the audited Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014 Part IIA FOCUS filing.

Weitz Securities, Inc.

Schedule II - Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2014

This company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of Weitz Securities, Inc.

We have reviewed management's statements, included in the accompanying Weitz Securities, Inc. exemption report, in which (1) Weitz Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(1)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision for the period January 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA , other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cincinnati, Ohio
February 24, 2015

Weitz Securities, Inc. Exemption Report

Weitz Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(1) and met such exemption for the period January 1, 2014 through December 31, 2014 without exception.

Weitz Securities, Inc.

I, Kenneth R. Stoll, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By ____________________

Vice President
February 24, 2015